PROSPECTUS

Filed Pursuant to Rule 424(b)(4)

Registration No. 333-180650

20,819,468 Shares of Common Stock

This prospectus covers the sale of an aggregate of 20,819,468 shares of our common stock, $0.0001 par value per share, by the selling stockholders identified in this prospectus, including their transferees, pledgees, donees or successors. The common stock covered by this prospectus consists of (i) 3,277,191 shares of common stock issuable upon exercise of outstanding warrants issued in a debt financing transaction that closed on February 22, 2012 and (ii) 14,033,829 shares of common stock and 3,508,448 shares of common stock issuable upon exercise of outstanding warrants issued in a private placement transaction that closed on March 2, 2012.

The selling stockholders may sell their shares of common stock from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of common stock by the selling stockholders, other than as a result of the exercise of warrants held by the selling stockholders for cash.

No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering. We are paying the cost of registering the shares of common stock covered by this prospectus as well as various related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares of common stock.

Our common stock is traded on The NASDAQ Global Market under the symbol “HZNP.” On April 9, 2012, the closing sale price of our common stock on The NASDAQ Global Market was $3.84 per share.

This investment involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 2, 2012

Pain and inflammation know no boundaries

HORIZON
PHARMA

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find Additional Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in shares of our common stock.

You should rely only on the information contained in this prospectus and the information incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” as well as our consolidated financial statements and the related notes appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference, before making an investment decision.

Our Company

We are a biopharmaceutical company that is developing and commercializing innovative medicines to target unmet therapeutic needs in arthritis, pain and inflammatory diseases. On April 23, 2011, the U.S. Food and Drug Administration, or FDA, approved DUEXIS® (formerly HZT-501), a proprietary tablet formulation containing a fixed-dose combination of ibuprofen and famotidine in a single pill. DUEXIS is indicated for the relief of signs and symptoms of rheumatoid arthritis, or RA, and osteoarthritis, or OA, and to decrease the risk of developing upper gastrointestinal, or GI, ulcers in patients who are taking ibuprofen for these indications. We have hired our initial commercial organization and completed sales force training, and we began detailing DUEXIS to physicians in December 2011 and held our launch meeting for DUEXIS in the U.S. in January 2012. In October 2010, we submitted a Marketing Authorization Application, or MAA, for DUEXIS in the United Kingdom, or UK, the Reference Member State, or RMS, through the Decentralized Procedure. In February 2012, we modified the DUEXIS MAA submission to include the recently approved manufacturing site in Laval, Quebec through the National Procedure in the UK. We anticipate a decision on the MAA in the second half of 2012. Our other lead product, LODOTRA®, known as RAYOS® in the U.S., is a proprietary programmed release formulation of low-dose prednisone that is currently marketed in Europe by our distribution partner, Mundipharma International Corporation Limited, or Mundipharma, for the treatment of moderate to severe, active RA in adults when accompanied by morning stiffness. We have successfully completed two Phase 3 clinical trials of RAYOS and we submitted a new drug application, or NDA, for RAYOS to the FDA on September 26, 2011. As a result, we have a Prescription Drug User Fee Act, or PDUFA, goal date for RAYOS of July 26, 2012. We have worldwide marketing rights for DUEXIS and have retained exclusive marketing rights in the U.S. for all of our products. Our strategy is to commercialize our products in the U.S., to explore co-promotion opportunities for DUEXIS and RAYOS, if approved, in the U.S. and to enter into licensing or additional distribution agreements for commercialization of our products outside the U.S.

We are focusing our efforts and capital resources on obtaining additional approvals for DUEXIS and LODOTRA/RAYOS and commercializing these products in the U.S. In addition to DUEXIS and LODOTRA/RAYOS, we have a pipeline of earlier stage product candidates to treat pain-related diseases and chronic inflammation. We are currently evaluating the development pathway for these product candidates, but do not intend to develop them further at this time.

Our Products and Product Candidates

Our current product portfolio consists of the following:

Products and Product Candidates	Disease	Phase of Development	Marketing Rights	Territory
DUEXIS	Signs and symptoms of osteoarthritis and rheumatoid arthritis	NDA approved April 23, 2011; MAA submitted October 2010 and modified in February 2012	Horizon	Worldwide

LODOTRA/RAYOS	Rheumatoid arthritis	Approved and marketed in Europe; NDA submitted September 26, 2011	Horizon	Worldwide, excluding Europe and certain Asian, Latin American and other countries

			Mundipharma	Europe and certain Asian, Latin American and other countries

	Polymyalgia Rheumatica	Phase 2	Horizon	Worldwide, excluding Europe and certain Asian, Latin American and other countries

	Severe asthma	Phase 2a**	Horizon	Worldwide, excluding Europe and certain Asian, Latin American and other countries

TRUNOC	Pain-related diseases	Preclinical*, **	Horizon	Worldwide

HZN-602	Mild to moderate pain and arthritis	Preclinical**	Horizon	Worldwide

*	A description of prior clinical trials conducted by third parties is provided under the heading “Business—Other Product Candidates.”
**	At the present time, we have no plans to further develop these indications or assets on our own.

Our Markets

Pain is a serious and costly public health concern affecting more people in the U.S. than diabetes, heart disease and cancer combined. In 2010, the U.S. National Center for Health Statistics reported that approximately 30% of U.S. adults 18 years of age and over reported recent symptoms of pain, aching or swelling around a joint within the past 30 days. Some of the most common and debilitating chronic inflammation and pain-related diseases are OA, RA and acute and chronic pain. According to National Health Interview Survey data analyzed by the Centers for Disease Control and Prevention, 50 million U.S. adults 18 years of age and over had reported being diagnosed with some form of arthritis. With the aging of the U.S. population, the prevalence of arthritis is expected to rise by approximately 40% by 2030, impacting 67 million people in the U.S. We believe that the large and growing population afflicted with pain and arthritis and the limitations of current treatment options create a growing market opportunity for us.

Non-steroidal anti-inflammatory drugs, or NSAIDs, are very effective at providing pain relief, including pain associated with OA and RA; however, there are significant upper GI-associated adverse events which can result from such treatments. According to a 2004 article published in Aliment Pharmacology & Therapeutics, significant GI side effects, including serious ulcers, afflict up to approximately 25% of all chronic arthritis patients treated with NSAIDs for three months, and OA and RA patients are two to five times more likely than the general population to be hospitalized for NSAID-related GI complications. It is estimated that NSAID-induced GI toxicity causes over 16,500 related deaths in OA and RA patients alone and over 107,000 hospitalizations for serious GI complications each year in the U.S. We believe that there is a serious need for a drug that provides the proven benefits of an NSAID with increased GI protection.

Common agents for the treatment of RA include NSAIDs, disease modifying antirheumatic drugs, or DMARDs, biologic agents and corticosteroids, a class of drugs based on hormones formed in the adrenal gland used to reduce inflammation. Physicians are increasingly supportive of prescribing multiple therapies as some RA patients are able to achieve a clinical remission with a multiple treatments. A Medical Marketing Economics May 2008 study of 150 RA patients in the U.S., which we sponsored, showed that despite the use of a combination of currently available treatments for RA, over 90% of the patients reported suffering from morning stiffness, pain and immobility.

According to Datamonitor, approximately 50% of RA patients in the U.S., Japan, France, Italy, Spain, Germany and the United Kingdom are prescribed combination therapy which often includes corticosteroids, with prednisone being one of the most common. While corticosteroids are potent and effective agents to treat patients with RA, they are often used at high doses which can lead to long-term adverse side effects. An additional limitation of existing RA treatment with corticosteroids is related to the time of their administration in the morning hours (approximately 8:00 am), which does not synchronize with patients’ pro-inflammatory cytokines achieving peak levels in the early morning hours (approximately 2:00 am). It is impractical to expect patients to wake up every night at that hour to take prednisone. Therefore, we believe an optimal treatment would provide prednisone in the early morning hours without awakening a patient to reduce cytokine levels when they are at their peak.

Our Products

We believe that our products and product candidates address unmet therapeutic needs in arthritis, pain and inflammatory diseases. We have developed DUEXIS and LODOTRA/RAYOS to provide significant advantages over existing therapies.

DUEXIS

DUEXIS is a novel combination of 800 mg ibuprofen and 26.6 mg famotidine in a single pill. We believe that by combining ibuprofen and famotidine in a single pill, DUEXIS provides effective pain relief while decreasing stomach acidity, thus reducing the risk of NSAID-induced upper GI ulcers. According to Wolters Kluwer, in the U.S. alone, there were over 31 million prescriptions written for ibuprofen in 2011, and the high-dose prescriptions, 600 mg and 800 mg doses, accounted for approximately 90% of these prescriptions. In addition, ibuprofen’s flexible three times daily dosing allows it to be used for both chronic conditions such as OA, RA and chronic back pain as well as acute conditions such as sprains and strains. Famotidine, a potent acid reduction agent, was chosen as the ideal GI protectant to be combined with ibuprofen as it is a well studied drug with over 20 million patients treated worldwide.

Fixed-dose combination therapy can reduce the number of pills that each patient is taking, thereby increasing compliance and ensuring that the correct dosage of each component is taken at the correct time, and is often associated with better treatment outcomes. DUEXIS has been formulated to provide an optimal dosing regimen of ibuprofen and famotidine together in the convenience of a single pill.

LODOTRA/RAYOS

LODOTRA/RAYOS is a proprietary programmed release formulation of low-dose prednisone, a well-established drug used to inhibit the production of various pro-inflammatory cytokines, which are proteins associated with joint inflammation in RA. Prednisone is a corticosteroid that effectively reduces joint swelling and inflammation, but at high doses has the potential to cause significant long-term adverse side effects, such as osteoporosis, cardiovascular disease and weight gain. In addition, we believe current formulations, which are administered in the morning hours, are suboptimal because they fail to deliver prednisone at the time of most need to RA patients.

LODOTRA/RAYOS was developed utilizing a proprietary formulation technology enabling a programmed release of low-dose prednisone and is comprised of an active core containing prednisone, which is encapsulated by an inactive porous shell. The inactive shell acts as a barrier between the product’s active core and a patient’s GI fluids. At approximately four hours following bedtime administration of LODOTRA/RAYOS, water in the digestive tract diffuses through the shell, causing the active core to expand, which leads to a weakening and breakage of the shell and allows the release of prednisone from the active core. By synchronizing the prednisone delivery time with the patient’s peak cytokine levels in the early morning hours, LODOTRA/RAYOS exerts its effect at a physiologically optimal point to inhibit cytokine production and thus significantly reduces the signs and symptoms of RA. We believe that being able to deliver safe, low-dose prednisone at the time during which patients can recognize the greatest benefit represents a significant competitive advantage over existing therapies.

Our Strategy

Our strategy is to build a fully-integrated U.S.-focused biopharmaceutical company to successfully execute the commercial launches of DUEXIS and, if approved by the FDA, RAYOS in the U.S. market. We retain all U.S. commercialization rights for our products and have begun building an internal sales and marketing organization to market these products in the U.S. to top prescribing primary care physicians and to key specialists, such as rheumatologists, orthopedic surgeons and pain specialists. We plan to expand our sales force up to a total of approximately 160 sales representatives and explore other additional opportunities to expand the reach and frequency of our sales efforts such as co-promotion partnerships with companies that have commercial activity with similar physician targets and/or add sales representatives through a contract sales organization. We intend to enter into licensing or additional distribution arrangements for commercialization of our products outside the U.S., such as our relationship with Mundipharma for the commercialization of LODOTRA in Europe, Asia and Latin America. As part of our longer-term strategy, we anticipate we will selectively in-license or acquire additional products and/or late stage product candidates that are synergistic with our commercial strategy.

Our Strategic Partnerships

We have entered into several strategic partnerships with respect to the manufacturing, distribution and marketing of LODOTRA. We entered into separate transfer, license and supply agreements with Merck Serono GmbH and Merck GesmbH for the commercialization of LODOTRA in each of Germany and Austria, respectively, and we subsequently consented to assignment of the agreements with respect to Germany and Austria to Mundipharma Laboratories GmbH. We also entered into distribution agreements with Mundipharma for the exclusive distribution and marketing rights pertaining to LODOTRA for Europe (excluding Germany and Austria) and certain Asian, Latin American and other countries and a manufacturing and supply agreement with Mundipharma Medical Company, pursuant to which we supply LODOTRA to Mundipharma Medical Company. We have also entered into a manufacturing and supply agreement with Jagotec AG, an affiliate of SkyePharma AG, from whom we purchase LODOTRA. In August 2011, SkyePharma leased their entire pharmaceutical manufacturing business to Aenova France SAS, or Aenova, with our consent to allow Jagotec to subcontract the manufacture of LODOTRA to Aenova.

Risks Associated with Our Business

Our business is subject to numerous risks. See the section entitled “Risk Factors” immediately following this prospectus summary, beginning on page 10. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•

We are highly dependent on the success of DUEXIS and LODOTRA/RAYOS, which are subject to extensive regulation, and we may not be able to successfully commercialize these products or successfully obtain additional marketing approvals for DUEXIS in Europe or RAYOS in the U.S.

•	Our ability to generate revenues from any approved products will be subject to attaining significant market acceptance among physicians, patients and healthcare payers.

•

Our current business plan is highly dependent upon our ability to successfully execute on our sales and marketing strategy for the commercialization of DUEXIS and LODOTRA/RAYOS. If we are unable to execute on our sales and marketing strategy, we may not be able to generate significant product revenues or execute on our business plan, and we may not be able to meet the operating covenants of the new senior secured loan we entered into in February 2012.

•

We may not be able to successfully obtain or protect intellectual property rights related to our products and product candidates, and we may be subject to claims that we infringe the intellectual property of third parties.

•

We face significant competition from other biotechnology and pharmaceutical companies, including those marketing generic products, and our operating results will suffer if we fail to compete effectively.

•	Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of any investment in our common stock.

•

Reimbursement may not be available, or may be available at only limited levels, for DUEXIS, LODOTRA/RAYOS or any other product candidates that we develop, which could make it difficult for us to sell our products profitably.

•

We have incurred significant operating losses since our inception, including an accumulated deficit of $220.3 million as of December 31, 2011, and anticipate that we will continue to incur losses for the foreseeable future.

•

We rely on third parties to manufacture commercial supplies of DUEXIS and LODOTRA/RAYOS, and we intend to rely on third parties to manufacture commercial supplies of any additional approved product candidates. Our commercialization of any of our products could be stopped, delayed or made less profitable if those third parties fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

Recent Developments

In February 2012, we entered into a $60.0 million senior secured loan, or Senior Secured Loan, with a group of lenders. We used $22.4 million of the loan proceeds to repay the remaining obligations under our debt facilities with Kreos Capital III (UK) and Oxford Finance LLC and Silicon Valley Bank. The Senior Secured Loan is secured by a lien covering substantially all of our U.S. based assets including intellectual property and we also pledged as collateral all of our equity interests in Horizon Pharma USA, Inc. and 65% of our equity interests in Horizon Pharma AG. In connection with the Senior Secured Loan, we issued warrants to purchase an aggregate of 3,277,191 shares of our common stock at an exercise price of $0.01 per share.

In March 2012, we closed a private placement, or PIPE financing, with a select group of institutional and accredited investors. Upon the closing of the PIPE financing, we received gross proceeds of approximately $50.8 million resulting from the sale of 14,033,829 units at a price of $3.62125 per unit. Each unit consisted of one share of our common stock and a warrant to purchase 0.25 shares of our common stock at an exercise price of $4.308 per share.

On March 28, 2012, we filed suit in the United States District Court for the District of Delaware against Par Pharmaceutical, Inc. and Par Pharmaceutical Companies, Inc., or collectively Par. The lawsuit alleges that Par has infringed U.S. Patent No. 8,067,033, or the’033 patent, by filing an Abbreviated New Drug Application, or ANDA, seeking approval from the FDA to market a generic version of DUEXIS tablets prior to the expiration of the patent. The ‘033 patent is listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Our commencement of the patent infringement lawsuit stays, or bars, FDA approval of Par’s ANDA for 30 months or until an earlier district court decision that the ‘033 patent is not infringed or invalid.

Recapitalization and Nitec Acquisition

Prior to April 1, 2010, we operated as Horizon Therapeutics, Inc. On April 1, 2010, we effected a recapitalization pursuant to which we formed a holding company, Horizon Pharma, Inc., and all of the shares of capital stock of Horizon Therapeutics, Inc. were converted into shares of Horizon Pharma, Inc. Horizon Therapeutics, Inc. survived as our wholly-owned subsidiary and changed its name to Horizon Pharma USA, Inc. Also on April 1, 2010, we acquired all of the shares of Nitec Pharma AG, or Nitec, in exchange for newly-issued shares of our capital stock. As a result of the acquisition, Nitec became our wholly-owned subsidiary and changed its name to Horizon Pharma AG. Following the recapitalization and acquisition of Nitec, we are organized as a holding company that operates through our wholly-owned subsidiaries, Horizon Pharma USA, Inc. (formerly Horizon Therapeutics, Inc.) and Horizon Pharma AG (formerly Nitec).

Corporate Information

We were incorporated as Horizon Pharma, Inc. in Delaware on March 23, 2010. As described above, on April 1, 2010, we became a holding company that operates primarily through our two wholly-owned subsidiaries, Horizon Pharma USA, Inc., a Delaware corporation, and Horizon Pharma AG, a company organized under the laws of Switzerland. Horizon Pharma AG owns all of the outstanding share capital of its wholly-owned subsidiary, Horizon Pharma GmbH, a company organized under the laws of Germany and formerly known as Nitec Pharma GmbH, through which Horizon Pharma AG conducts most of its European operations.

Our principal executive offices are located at 520 Lake Cook Road, Suite 520, Deerfield, Illinois 60015, and our telephone number is (224) 383-3000. Our website address is www.horizonpharma.com. The information contained in or that can be accessed through our website is not part of this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “Horizon,” “Horizon Pharma,” “we,” “us” and “our” refer to Horizon Pharma, Inc., a Delaware corporation, and its subsidiaries taken as a whole. Also, unless the context indicates otherwise, for historical periods prior to April 1, 2010, the terms “Horizon,” “Horizon Pharma USA,” “we,” “us” and “our” refer to Horizon Therapeutics, Inc.

“Horizon Pharma,” “Horizon Therapeutics,” a stylized letter “H,” “DUEXIS”, “LODOTRA” and “RAYOS” are registered trademarks in the U.S. and/or certain other countries. This prospectus also includes references to trademarks and service marks of other entities and those trademarks and service marks are the property of their respective owners.

THE OFFERING

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 20,819,468 shares of common stock, of which 14,033,829 shares are issued and outstanding as of the date of this prospectus, and 6,785,639 shares are issuable upon the exercise of certain warrants. Such shares and warrants were issued to the selling stockholders in various transactions as described under the section entitled “Selling Security Holders” beginning on page 14 of this prospectus. All of the shares, when sold, will be sold by the selling stockholders. The selling stockholders may sell their shares from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of shares by the selling stockholders, other than as a result of the exercise of warrants held by the selling stockholders for cash.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize our consolidated financial data. We have derived the following summary of our statement of operations data for the years ended December 31, 2011, 2010 and 2009, and the balance sheet data as of December 31, 2011, from our audited financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference. The following summary of consolidated financial data also reflects the 1-for-2.374 reverse stock split of our outstanding common stock effected in July 2011. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference.

	Years Ended December 31,
	2011	2010	2009
Statement of Operations Data:
Sales of goods	$6,773	$2,376	$—
Contract revenue	166	—	—

Gross revenues	6,939	2,376	—
Sales discounts and allowances	(12)	—	—

Net revenues	6,927	2,376	—
Cost of goods sold	7,267	4,263	—

Gross loss	(340)	(1,887)	—
Operating expenses:
Research and development	15,358	17,697	10,894
Sales and marketing	20,314	5,558	2,072
General and administrative	15,008	18,612	5,823
Intangible impairment charge	69,621	—	—

Total operating expenses	120,301	41,867	18,789

Loss from operations	(120,641)	(43,754)	(18,789)
Interest expense, net	(6,284)	(3,024)	(2,189)
Bargain purchase gain	—	19,326	—
Other income, net	—	—	478
Foreign exchange loss	(1,023)	(273)	—

Loss before income tax benefit	(127,948)	(27,725)	(20,500)
Income tax benefit	(14,683)	(660)	—

Net loss	$(113,265)	$(27,065)	$(20,500)

Capital contribution	—	—	3,489

Net loss attributable to common stockholders	(113,265)	$(27,065)	$(17,011)

Net loss per share, basic and diluted	$(12.56)	$(21.16)	$(40.65)

Weighted average number of shares outstanding	9,014,968	1,279,133	418,520

As of December 31, 2011
Balance Sheet Data:
Cash and cash equivalents	$17,966
Working capital	1,065
Total assets	101,078
Long-term debt, net of current portion	15,834
Accumulated deficit	(220,317)
Total stockholders’ equity	45,912

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated by reference in this prospectus, as well as any updates thereto contained in any applicable prospectus supplement. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere contained in or incorporated by reference in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	the rate and degree of market acceptance of, and our ability and our distribution and marketing partners’ ability to obtain reimbursement for, any approved products;

•

our ability to successfully execute our sales and marketing strategy, including continuing to successfully recruit and retain sales and marketing personnel in the U.S., and to successfully launch DUEXIS in the U.S.;

•	our ability to obtain additional financing;

•	our ability to maintain regulatory approvals for DUEXIS and LODOTRA/RAYOS;

•	the accuracy of our estimates regarding expenses, future revenues and capital requirements;

•	our ability to meet the operating covenants of the Senior Secured Loan we entered into in February 2012;

•	our ability to manage our anticipated future growth;

•

the ability of our products to compete with generic products, especially those representing the active pharmaceutical ingredients in DUEXIS and LODOTRA/RAYOS, as well as new products that may be developed by our competitors;

•	our ability and our distribution and marketing partners’ ability to comply with regulatory requirements regarding the sales, marketing and manufacturing of our products and product candidates;

•	the performance of our third-party distribution partners and manufacturers, over which we have limited control;

•	our ability to obtain and maintain intellectual property protection for our products and our product candidates;

•	our ability to operate our business without infringing the intellectual property rights of others;

•	the success and timing of our preclinical and clinical development efforts;

•	the loss of key scientific or management personnel;

•	regulatory developments in the U.S. and foreign countries; and

•	our ability to either acquire or develop and commercialize other product candidates in addition to DUEXIS and LODOTRA/RAYOS.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the date of the document so incorporated by reference, as applicable, regardless of the time of delivery of this prospectus or any sale of our common stock. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

The proceeds from the resale of the shares of common stock under this prospectus are solely for the account of the selling stockholders identified in this prospectus. We may indirectly receive proceeds of up to an aggregate of $15.1 million to the extent that any selling stockholders exercise warrants to purchase shares of common stock for cash, which shares may then be resold under this prospectus; however, we will not directly receive any proceeds from the sale of shares under this prospectus. We intend to use the net proceeds generated by warrant exercises, if any, for general corporate purposes. We cannot estimate how many, if any, of the warrants will be exercised.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on The NASDAQ Global Market under the symbol “HZNP” since our initial public offering in July 2011. Prior to that offering, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low intraday sales prices of our common stock as reported by The NASDAQ Global Market:

	High	Low
Third Quarter 2011 (beginning July 28, 2011)	$9.34	$6.85
Fourth Quarter 2011	$8.99	$3.86
First Quarter 2012	$4.96	$3.07
Second Quarter 2012 (through April 9, 2012)	$4.39	$3.57

On April 9, 2012, the closing price as reported on The NASDAQ Global Market of our common stock was $3.84. As of March 15, 2012, there were approximately 130 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, unless waived, the terms of our Senior Secured Loan prohibit us from paying dividends on our common stock.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data contained in or incorporated by reference in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. In addition, while we believe our internal company research is reliable and the market definitions we use are appropriate, neither our internal research nor these definitions have been verified by any independent source.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2011.

You should read the information in this table together with our consolidated financial statements and accompanying notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference.

As of December 31, 2011
Cash and cash equivalents	$17,966

Long-term debt, less current portion	15,834

Stockholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized, no shares issued and outstanding	—
Common stock, $0.0001 par value; 200,000,000, shares authorized, 19,627,744 shares issued and outstanding	2
Additional paid-in capital	270,015
Accumulated other comprehensive loss	(3,788)
Accumulated deficit	(220,317)

Total stockholders’ equity	45,912

Total capitalization	$61,746

SELLING SECURITY HOLDERS

On February 22, 2012, we entered into our $60.0 million Senior Secured Loan with a group of lenders. We used $22.4 million of the loan proceeds to repay the remaining obligations under our debt facilities with Kreos Capital III (UK) and Oxford Finance LLC and Silicon Valley Bank. In connection with the Senior Secured Loan, we issued warrants to purchase an aggregate of 3,277,191 shares of our common stock at an exercise price of $0.01 per share. The warrants will expire on January 22, 2017 and may be exercised for cash or, if the current market price of our common stock is greater than the per share exercise price, by surrender of a portion of the warrants in a cashless exercise.

On March 2, 2012, we sold 14,033,829 shares of our common stock and warrants to purchase an aggregate of 3,508,448 shares of our common stock at an exercise price of $4.308 per share to certain institutional and accredited investors in our PIPE financing. For each share of common stock purchased, the investors received a warrant to purchase 0.25 of a share of common stock. The warrants will expire on March 2, 2017 and may be exercised for cash or, if the current market price of our common stock is greater than the per share exercise price, by surrender of a portion of the warrants in a cashless exercise.

In connection with the PIPE financing, we entered into a securities purchase agreement, pursuant to which we agreed to register the resale of the shares of common stock and the common stock underlying the warrants issued in the PIPE financing, as well as the common stock underlying the warrants issued in connection with the Senior Secured Loan. This prospectus covers the resale of such shares.

The following table sets forth certain information regarding the selling stockholders and the shares of common stock beneficially owned by them and issuable to the selling stockholders upon a cash exercise of the warrants, which information is available to us as of March 2, 2012. The selling stockholders may offer the shares under this prospectus from time to time and may elect to sell some, all or none of the shares set forth next to their name. As a result, we cannot estimate the number of shares of common stock that a selling stockholder will beneficially own after termination of sales under this prospectus. However, for the purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. In addition, a selling stockholder may have sold, transferred or otherwise disposed of all or a portion of that holder’s shares of common stock since the date on which the selling stockholder provided information for this table. We have not made independent inquiries about such transfers or dispositions. We are relying on written commitments from the selling stockholders to notify us of any changes in their beneficial ownership after the date they originally provided this information. See the section entitled “Plan of Distribution” beginning on page 20.

Selling Stockholder	# of Shares Beneficially Owned Before Offering	# of Shares Offered	# of Shares Underlying Warrants Offered	# of Shares Beneficially Owned After Offering	% of Shares Beneficially Owned After Offering
Essex Woodlands Health Ventures Fund VII, LP (1)	5,815,940	2,761,477	690,369	2,364,094	7.0%
Fidelity Advisor Series I: Fidelity Advisor Dividend Growth Fund (2)	180,670	109,176	27,294	44,200	*
Fidelity Securities Fund: Fidelity Dividend Growth Fund (2)	1,681,215	1,015,612	253,903	411,700	1.2%
Variable Insurance Products Fund III: Balanced Portfolio (2)	266,986	160,549	40,137	66,300	*
Fidelity Rutland Square Trust II: Strategic Advisers Core Multi-Manager Fund (2)	1,160	687	172	301	*
Fidelity Rutland Square Trust II: Strategic Advisers Core Fund (2)	156,469	94,695	23,674	38,100	*
Fidelity Select Portfolios: Biotechnology Portfolio (2)	2,117,996	1,278,157	319,539	520,300	1.5%

Selling Stockholder	# of Shares Beneficially Owned Before Offering	# of Shares Offered	# of Shares Underlying Warrants Offered	# of Shares Beneficially Owned After Offering	% of Shares Beneficially Owned After Offering
Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund (2)	123,386	74,949	18,737	29,700	*
Quaker BioVentures II, L.P. (3), (34)	3,451,846	2,761,477	1,236,567	—	*
Ayer Capital Partners Master Fund, L.P. (4)	1,593,933	1,275,147	318,786	—	*
Ayer Capital Partners Kestrel Fund, LP (5)	34,945	27,956	6,989	—	*
Epworth-Ayer Capital (6)	97,045	77,636	19,409	—	*
Sutter Hill Ventures, A California Limited Partnership (7)	1,798,143	645,820	161,455	990,868	2.9%
CD-Venture GmbH (8)	1,664,919	1,104,591	276,147	284,181	*
Atlas Venture Fund VI, L.P. (9)	3,713,833	789,828	197,456	2,726,549	8.1%
Atlas Venture Fund VI GmbH & Co. KG (9)	68,001	14,462	3,616	49,923	*
Atlas Venture Entrepreneurs’ Fund VI, L.P. (9)	113,570	24,153	6,038	83,379	*
NGN BioMed Opportunity I, L.P. (10)	1,126,198	160,276	40,069	925,853	2.8%
NGN BioMed Opportunity I GmbH & Co KG (10)	814,185	115,872	28,968	669,345	2.0%
Parallax Biomedical Fund, L.P. (11)	103,555	82,844	20,711	—	*
Iriquois Master Fund Ltd. (12)	86,296	69,037	17,259	—	*
Cowen Overseas Investment LP (13)	103,555	82,844	20,711	—	*
Capital Ventures International (14)	86,296	69,037	17,259	—	*
EkG Verwaltungs GmbH (15)	276,147	220,918	55,229	—	*
CBI GmbH (16)	304,580	193,303	48,325	62,952	*
ANMA Venture GmbH (17)	304,580	193,303	48,325	62,952	*
Arrivi Vermögensverwaltungs GmbH (18)	69,037	55,230	13,807	—	*
IB INVEST GmbH (19)	172,592	138,074	34,518	—	*
Robert F. Carey III Trust dtd 4/24/01 (20)	34,568	27,655	6,913	—	*
Carter & Margaret Mack Trustees or their Successor(s) in trust under Mack Trust, Established 2/12/02, as Community Property (21)	34,518	27,615	6,903	—	*
Daniel P. Stauder	17,258	13,807	3,451	—	*
Anvest, L.P. (22)	55,249	22,820	5,705	26,724	*
Starfish Holdings, LP (23)	17,500	14,000	3,500	—	*
Saunders Holdings, L.P. (24)	102,550	54,978	13,745	33,827	*
Yovest, L.P. (25)	104,333	68,056	17,013	19,264	*
Tench Coxe and Simone Otus Coxe, Co-Trustees of The Coxe Revocable Trust U/A/D 4/23/98 (26)	187,731	60,000	15,000	112,731	*
James C. Gaither, Trustee of The Gaither Revocable Trust U/A/D 9/28/2000 (27)	25,402	6,654	1,664	17,084	*
Tallack Partners, L.P. (28)	13,029	6,000	1,500	5,529	*
James N. White and Patricia A. O’Brien, Co-Trustees of The White Revocable Trust U/A/D 4/3/97 (29)	19,244	8,087	2,022	9,135	*
Jeffrey W. Bird and Christina R. Bird, Co-Trustees of Jeffrey W. and Christina R. Bird Trust U/A/D 10/31/00 (30)	81,428	22,473	5,618	53,337	*
NestEgg Holdings, LP (31)	8,750	7,000	1,750	—	*
Andrew T. Sheehan and Nicole J. Sheehan as Trustees of Sheehan 2003 Trust (32)	2,026	1,621	405	—	*
Patrick Andrew Chen and Yu-Ying Chiu Chen as Trustees of Patrick and Ying Chen 2001 Living Trust Dated 3/17/01 (33)	889	500	125	264	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Robert Yin	747	253	63	431	*

Selling Stockholder	# of Shares Beneficially Owned Before Offering	# of Shares Offered	# of Shares Underlying Warrants Offered	# of Shares Beneficially Owned After Offering	% of Shares Beneficially Owned After Offering
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Tench Coxe	118,481	59,491	14,872	44,118	*
Wells Fargo Bank, N.A. FBO Gregory P. Sands Roth IRA	9,569	7,655	1,914	—	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO James N. White	11,250	9,000	2,250	—	*
Wells Fargo Bank, N.A. FBO Jeffrey W. Bird Roth IRA	6,250	5,000	1,250	—	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Michael L. Speiser	1,384	1,107	277	—	*
Wells Fargo Bank, N.A. FBO David E. Sweet Roth IRA	9,044	7,235	1,809	—	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Sherryl W. Casella	3,010	1,267	317	1,426	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Lynne B. Graw	3,038	1,520	380	1,138	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Diane J. Naar	1,119	507	127	485	*
Wells Fargo Bank, N.A. FBO Yu-Ying Chen Roth IRA	641	513	128	—	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Patricia Tom (Pre)	3,651	1,905	476	1,270	*
BPC Opportunities Fund LP (34)	—	—	546,199	—	*
Beach Point Select Master Fund, L.P. (34)	—	—	109,240	—	*
Beach Point Total Return Master Fund, L.P. (34)	—	—	273,099	—	*
Royal Mail Pension Plan (34)	—	—	436,959	—	*
FHP Pharma, L.L.C. (34)	—	—	1,365,496	—	*

Total	27,199,737	14,033,829	6,785,639	9,657,460	31.7%

*	Less than 1%

(1)	Includes (a) 5,064,731 shares and (b) 751,209 shares issuable upon exercise of warrants. James L. Currie, Jeff Himawan, Martin Sutter, Immanuel Thangaraj and Petri Vainio share voting and investment power over the shares held by Essex Woodlands Health Ventures Fund VII, L.P. and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(2)

Includes (a) 153,376 shares held by Fidelity Advisor Series I: Fidelity Advisor Dividend Growth Fund, or Advisor Series I, (b) 27,294 shares issuable upon exercise of warrants held by Advisor Series I, (c) 1,427,312 shares held by Fidelity Securities Fund: Fidelity Dividend Growth Fund, or Securities Fund, (d) 253,903 shares issuable upon exercise of warrants held by Securities Fund, (e) 226,849 shares held by Variable Insurance Products Fund III: Balanced Portfolio, or Variable Insurance, (f) 40,137 shares issuable upon exercise of warrants held by Variable Insurance, (g) 988 shares held by Fidelity Rutland Square Trust II: Strategic Advisers Core Multi-Manager Fund, or Multi-Manager Fund, (h) 172 shares issuable upon exercise of warrants held by Multi-Manager Fund, (i) 132,795 shares held by Fidelity Rutland Square Trust II: Strategic Advisers Core Fund, or Advisers Core Fund, (j) 23,674 shares issuable upon exercise of warrants held by Advisers Core Fund, (k) 1,798,457 shares held by Fidelity Select Portfolios: Biotechnology Portfolio, or Biotechnology Portfolio, (l) 319,539 shares issuable upon exercise of warrants held by Biotechnology Portfolio, (m) 104,649 shares held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, or Biotechnology Fund, and (n) 18,737 shares issuable upon exercise of warrants held by Biotechnology Fund. Each of the above is referred to as a Fund. Fidelity Management & Research Company, or Fidelity, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, is the beneficial owner of 5,077,822 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, as amended.

Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the Funds, each has sole power to dispose of the 5,077,822 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, as amended, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds Boards of Trustees.

(3)	Includes (a) 2,761,477 shares and (b) 690,369 shares issuable upon exercise of warrants. Quaker BioVentures Capital II, L.P., the general partner of Quaker BioVentures II, L.P., and Quaker BioVentures Capital II, LLC, the general partner of Quaker BioVentures Capital II, L.P., may be deemed to share voting and investment power with respect to such shares with Quaker BioVentures II, L.P.

(4)	Includes (a) 1,275,147 shares and (b) 318,786 shares issuable upon exercise of warrants. Ayer Capital Management, LP, investment manager of Ayer Capital Partners Master Fund, L.P., may be deemed to have voting and investment power with respect to such shares. Jay Venkatesan, managing member of the general partner of Ayer Capital Management, LP, may also be deemed to have voting and investment power with respect to such shares.

(5)	Includes (a) 27,956 shares and (b) 6,989 shares issuable upon exercise of warrants. Ayer Capital Management, LP, investment manager of Ayer Capital Partners Kestrel Fund, LP, may be deemed to have voting and investment power with respect to such shares. Jay Venkatesan, managing member of the general partner of Ayer Capital Management, LP, may also be deemed to have voting and investment power with respect to such shares.

(6)	Includes (a) 77,636 shares and (b) 19,409 shares issuable upon exercise of warrants. Ayer Capital Management, LP, investment manager of Epworth-Ayer Capital, may be deemed to have voting and investment power with respect to such shares. Jay Venkatesan, managing member of the general partner of Ayer Capital Management, LP, may also be deemed to have voting and investment power with respect to such shares.

(7)	Includes (a) 1,609,980 shares and (b) 188,163 shares issuable upon exercise of warrants. David L. Anderson, G. Leonard Baker, Jr., Jeffrey W. Bird, Tench Coxe, James C. Gaither, Andrew T. Sheehan, Michael L. Speiser, David E. Sweet, James N. White and William H. Younger, Jr. share voting and investment authority over the shares held by Sutter Hill Ventures, a California Limited Partnership, and disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(8)	Includes (a) 1,388,772 shares and (b) 276,147 shares issuable upon exercise of warrants. Christoph Boehringer and Dirk Wilken, managing directors of CD-Venture, may be deemed to have voting and investment power with respect to such shares.

(9)	Includes (a) 3,516,377 shares held by Atlas Venture Fund VI, L.P., or Atlas VI, (b) 197,456 shares issuable upon exercise of warrants held by Atlas VI, (c) 64,385 shares held by Atlas Venture Fund VI GmbH & Co. KG, or Atlas GmbH, (d) 3,616 shares issuable upon exercise of warrants held by Atlas GmbH, (e) 107,532 shares held by Atlas Venture Entrepreneurs Fund VI, L.P., or Atlas EVC, and (f) 6,038 shares issuable upon exercise of warrants held by Atlas EVC. Atlas Venture Associates VI, L.P., or AVA VI L.P., is the sole general partner of the Atlas VI and Atlas EVC and the managing limited partner of Atlas GmbH. Atlas Venture Associates VI, Inc., or AVA VI Inc., is the sole general partner of AVA VI L.P. Jean-Francois Formela, M.D. is the sole director of AVA VI Inc. As a result, Dr. Formela may be deemed to have beneficial ownership with respect to all shares held by AVA VI Inc. Each of the foregoing disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(10)

Includes (a) 1,086,129 shares held by NGN BioMed Opportunity I, L.P., or NGN L.P., (b) 40,069 shares issuable upon exercise of warrants held by NGN L.P., (c) 785,217 shares held by NGN BioMed Opportunity I GmbH & Co KG, or NGN GmbH, and (d) 28,968 shares issuable upon exercise of warrants held by NGN GmbH. Peter Johann, Ph.D., Kenneth S. Abramowitz, John R. Costantino and Georg Nebgen, Ph.D., managing members of NGN Capital LLC, the general partner and investment manager of NGN L.P. and NGN GmbH, share voting and investment authority over the shares held by NGN L.P. and NGN GmbH and disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(11)	Includes (a) 82,844 shares and (b) 20,711 shares issuable upon exercise of warrants. Kellie Seringer, general partner of Parallax Biomedical Fund, L.P., may be deemed to have voting and investment power with respect to such shares.

(12)	Includes (a) 69,037 shares and (b) 17,259 shares issuable upon exercise of warrants. Iroquois Capital Management L.L.C., or Iroquois Capital, is the investment manager of Iroquois Master Fund, Ltd., or IMF. Consequently, Iroquois Capital has voting and investment power over the securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager of IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership of the securities held by IMF. Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim such beneficial ownership.

(13)	Includes (a) 82,844 shares and (b) 20,711 shares issuable upon exercise of warrants. Ramius Advisors, LLC, the general partner of Cowen Overseas Investment LP, may be deemed to have voting and investment power with respect to such shares.

(14)	Includes (a) 69,037 shares and (b) 17,259 shares issuable upon exercise of warrants. Heights Capital Management, Inc., the authorized agent of Capital Ventures International, may be deemed to have voting and investment power with respect to such shares. Martin Kobinger, in his capacity as investment manager of Heights Capital Management, Inc., may also be deemed to have voting and investment power with respect to such shares. Mr. Kobinger disclaims any beneficial ownership of such shares.

(15)	Includes (a) 220,918 shares and (b) 55,229 shares issuable upon exercise of warrants. Erich von Baumbach, managing director of EkG Verwaltungs GmbH, may be deemed to have voting and investment power with respect to such shares.

(16)	Includes (a) 256,255 shares and (b) 48,325 shares issuable upon exercise of warrants. Christian Boehringer, managing director of CBI GmbH, may be deemed to have voting and investment power with respect to such shares.

(17)	Includes (a) 256,255 shares and (b) 48,325 shares issuable upon exercise of warrants. Dr. Ramon Antonio Payano Baez and Dr. Mathias Boehringer, managing directors of ANMA Venture GmbH, may be deemed to have voting and investment power with respect to such shares.

(18)	Includes (a) 55,230 shares and (b) 13,807 shares issuable upon exercise of warrants. Martin Bergmann, managing director of Arrivi Vermögensverwaltungs GmbH, may be deemed to have voting and investment power with respect to such shares.

(19)	Includes (a) 138,074 shares and (b) 34,518 shares issuable upon exercise of warrants. Isabel Boehringer, managing director of IB INVEST GmbH, may be deemed to have voting and investment power with respect to such shares.

(20)	Includes (a) 27,655 shares and (b) 6,913 shares issuable upon exercise of warrants. Robert F. Carey, trustee of the Robert F. Carey III Trust dtd 4/24/01, may be deemed to have voting and investment power with respect to such shares.

(21)	Includes (a) 27,615 shares and (b) 6,903 shares issuable upon exercise of warrants. Carter Mack and Margaret Mack, trustees of the Mack Trust, Established 2/12/02, as Community Property, may be deemed to have voting and investment power with respect to such shares.

(22)	Includes (a) 48,672 shares and (b) 6,577 shares issuable upon exercise of warrants. The Anderson Living Trust U/A/D 1/22/98, or the Anderson Trust, is the general partner of Anvest, L.P. David L. Anderson is the trustee of the Anderson Trust and therefore may be deemed to have voting and investment power with respect to such shares. Mr. Anderson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(23)	Includes (a) 14,000 shares and (b) 3,500 shares issuable upon exercise of warrants. The Anderson Trust is the general partner of Starfish Holdings, LP. David L. Anderson is the trustee of the Anderson Trust and therefore may be deemed to have voting and investment power with respect to such shares. Mr. Anderson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(24)

Includes (a) 87,847 shares and (b) 14,703 shares issuable upon exercise of warrants. The Baker Revocable Trust U/A/D 2/3/03, or the Baker Trust, is the general partner of Saunders Holdings, L.P. G. Leonard Baker, Jr. and Mary Anne Baker are the trustees of the Baker Trust and therefore may be deemed to have voting and investment power with respect to such shares. Mr. and Mrs. Baker disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(25)	Includes (a) 87,320 shares and (b) 17,013 shares issuable upon exercise of warrants. The William H. Younger, Jr. Revocable Trust U/A/D 8/5/09, or the Younger Trust, is the general partner of Yovest, L.P. William H. Younger, Jr. is the trustee of the Younger Trust and therefore may be deemed to have voting and investment power with respect to such shares. Mr. Younger disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(26)	Includes (a) 156,225 shares held by The Coxe Revocable Trust U/A/D 4/23/98, or the Coxe Trust, (b) 19,347 shares issuable upon exercise of warrants held by the Coxe Trust and (c) 12,159 shares held by Rooster Partners, LP, of which the Coxe Trust is the general partner. Tench Coxe and Simone Otus Coxe, trustees of the Coxe Trust, may be deemed to have voting and investment power with respect to such shares. Mr. and Mrs. Coxe disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(27)	Includes (a) the shares referred to in footnote (28) below, (b) 10,709 shares held by The Gaither Revocable Trust U/A/D 9/28/2000, or the Gaither Trust, and (c) 1,664 shares issuable upon exercise of warrants held by the Gaither Trust. James C. Gaither, trustee of the Gaither Trust, may be deemed to have voting and investment power with respect to such shares. Mr. Gaither disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(28)	Includes (a) 11,287 shares and (b) 1,742 shares issuable upon exercise of warrants. The Gaither Trust is the general partner of Tallack Partners, L.P. James C. Gaither is the trustee of the Gaither Trust and therefore may be deemed to have voting and investment power with respect to such shares. Mr. Gaither disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(29)	Includes (a) 17,198 shares and (b) 2,046 shares issuable upon exercise of warrants. James N. White and Patricia A. OBrien, trustees of The White Revocable Trust U/A/D 4/3/97, may be deemed to have voting and investment power with respect to such shares. Mr. White and Mrs. OBrien disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(30)	Includes (a) the shares referred to in footnote (31) below, (b) 66,035 shares held by the Jeffrey W. and Christina R. Bird Trust U/A/D 10/31/00, or the Bird Trust, and (c) 6,643 shares issuable upon exercise of warrants held by the Bird Trust. Jeffrey W. Bird and Christina R. Bird, trustees of the Bird Trust, may be deemed to have voting and investment power with respect to such shares. Dr. and Mrs. Bird disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(31)	Includes (a) 7,000 shares and (b) 1,750 shares issuable upon exercise of warrants. The Bird Trust is the general partner of NestEgg Holdings. Jeffrey W. Bird and Christina R. Bird are the trustees of the Bird Trust and therefore may be deemed to have voting and investment power with respect to such shares. Dr. and Mrs. Bird disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(32)	Includes (a) 1,621 shares and (b) 405 shares issuable upon exercise of warrants. Andrew T. Sheehan and Nicole J. Sheehan, trustees of the Sheehan 2003 Trust, may be deemed to have voting and investment power with respect to such shares. Mr. and Mrs. Sheehan disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(33)	Includes (a) 754 shares and (b) 135 shares issuable upon exercise of warrants. Patrick Andrew Chen and Yu-Ying Chiu Chen, trustees of the Patrick and Ying Chen 2001 Living Trust Dated 3/17/01, may be deemed to have voting and investment power with respect to such shares. Mr. and Mrs. Chen disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(34)	Includes warrants to purchase shares of our common stock issued in connection with our Senior Secured Loan which do not become exercisable until August 2012 and therefore will not become beneficially owned by the respective holders until June 2012.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued to the selling stockholders and issuable upon exercise of the warrants previously issued to the selling stockholders to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the distribution of the common stock by any selling stockholders to its partners, members or stockholders;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the securities purchase agreement, estimated to be $120,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that a selling stockholder will pay all selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the securities purchase agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the securities purchase agreement, or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

SELECTED CONSOLIDATED FINANCIAL DATA

Please see Item 6 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference, for our selected consolidated financial data.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please see Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference, for a discussion of our financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, which include potential losses arising from adverse changes in market rates and prices, such as interest rates and foreign exchange fluctuations. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk. Our exposure to interest rate risk is confined to our cash and cash equivalents with maturities of less than three months. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash. To achieve our goal of maximizing income without assuming significant risk, we maintain our excess cash and cash equivalents in money market funds. Because of the short-term maturities of our cash equivalents, we do not believe that a decrease in interest rates would have any material negative impact on the fair value of cash equivalents.

Foreign Currency Risk. Our sales contracts relating to LODOTRA are principally denominated in Euros and therefore, until we derive material revenues from sales of DUEXIS and, if approved, RAYOS, in the U.S., our revenues will be subject to significant foreign currency risk. We also incur certain operating expenses in currencies other than the U.S. dollar in relation to Horizon Pharma AG; therefore, we are subject to volatility in cash flows due to fluctuations in foreign currency exchange rates, particularly changes in the Euro. To date, we have not entered into any hedging contracts since exchange rate fluctuations have had minimal impact on our results of operations and cash flows.

Inflation Risk. We do not believe that inflation has had a material impact on our business or results of operations during the periods for which the consolidated financial statements are incorporated by reference in this prospectus.

BUSINESS

Please see Item 1 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference, for a discussion of our business.

Legal Proceedings

On February 15, 2012, we received a Paragraph IV Patent Certification from Par Pharmaceutical, Inc., or Par Pharmaceutical, advising that Par Pharmaceutical has filed an ANDA with the FDA for a generic version of DUEXIS, containing 800 mg of ibuprofen and 26.6 mg of famotidine. Par Pharmaceutical has not advised us as to the timing or status of the FDA’s review of its filing, or whether it has complied with FDA requirements for proving bioequivalence. We are evaluating the Paragraph IV certification and intend to vigorously enforce our intellectual property rights relating to DUEXIS. All of our issued U.S. patents covering DUEXIS are listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. On March 28, 2012, we announced we had filed a lawsuit in the United States District Court for the District of Delaware against Par Pharmaceutical and Par Pharmaceutical Companies, Inc. claiming infringement of our ‘033 patent that is listed in the Orange Book and expires July 18, 2026. Under the FDA’s rules and regulations, because we initiated a patent infringement suit to defend a patent identified in the Paragraph IV notice within 45 days after the FDA’s receipt of the notice, the FDA is prevented from approving the ANDA until the earlier of 30 months or a decision in the infringement case that the patent is not infringed or invalid.

Facilities

We occupy approximately 21,200 square feet of space in our headquarters in Deerfield, Illinois under a lease that expires on June 30, 2018. We also occupy approximately 7,400 square feet of office space in Mannheim, Germany under a lease that expires on December 31, 2012 and approximately 3,200 square feet of office space in Reinach, Switzerland under a lease that expires on May 31, 2015. We have no laboratory, research or manufacturing facilities. We believe that our current facilities are adequate for our needs and that, should it be needed, suitable additional space or renewal of our existing leases will be available to accommodate expansion of our operations on commercially reasonable terms.

Corporate Information

We were incorporated as Horizon Pharma, Inc. in Delaware on March 23, 2010. On April 1, 2010, we became a holding company that operates primarily through our two wholly-owned subsidiaries, Horizon Pharma USA, Inc., a Delaware corporation, and Horizon Pharma AG, a company organized under the laws of Switzerland. Horizon Pharma AG owns all of the outstanding share capital of its wholly-owned subsidiary, Horizon Pharma GmbH, a company organized under the laws of Germany, through which Horizon Pharma AG conducts most of its European operations.

Our principal executive offices are located at 520 Lake Cook Road, Suite 520, Deerfield, Illinois 60015, and our telephone number is (224) 383-3000. Our website address is www.horizonpharma.com. The information contained in or that can be accessed through our website is not part of this prospectus.

MANAGEMENT

Please see Item 10 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference, for a discussion of our management.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our officers.

EXECUTIVE COMPENSATION

Please see Item 11 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference, for a discussion of our executive compensation.

Employee Benefit Plans

2005 Stock Plan

Our board of directors adopted and our stockholders approved our 2005 stock plan, or the 2005 plan, in October 2005. Following the signing of the underwriting agreement for our initial public offering and stockholder approval of the 2011 equity incentive plan, or 2011 plan, all equity awards have been and all future equity awards will be granted under our 2011 plan. However, all stock options granted under the 2005 plan prior to our initial public offering will continue to be governed by the terms of the 2005 plan.

The principal features of the 2005 plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2005 plan, which is filed as an exhibit to our Registration Statement on Form S-1 (File No. 333-162945), as amended, filed with the Securities and Exchange Commission.

Share Reserve. The 2005 plan provides for the grant of up to 1,771,289 shares of our common stock as stock awards. As of the date hereof, 6,407 shares of our common stock have been issued pursuant to options granted under the 2005 plan.

Shares of our common stock subject to options that have expired or otherwise terminate under the 2005 plan without having been exercised in full will become available for future grant under the 2011 plan. Shares of our common stock issued under the 2005 plan may include previously unissued shares or reacquired shares bought on the market or otherwise.

Administration. The 2005 plan is administered by our board of directors, which has delegated its authority to administer the 2005 plan to our compensation committee.

Stock Option Provisions Generally. Stock options have been granted pursuant to stock option agreements. The exercise price for an incentive stock option granted to an employee who was not a 10% holder could not be less than 100% of the fair market value of the common stock subject to the option on the date of grant, and the exercise price for an incentive stock option granted to an employee who was a 10% holder could not be less than 110% of the fair market value of the common stock subject to the option on the date of grant, except in each case, in connection with a merger or other corporate transaction.

The terms of the 2005 plan provide that the exercise price for a nonstatutory stock option granted to a person who was not a 10% holder on a date on which the common stock was not a listed security could not be less than 85% of the fair market value of the common stock subject to the option on the date of grant except, the exercise price for a nonstatutory stock option granted to a person who was a 10% holder on a date on which the common stock was not a listed security could not be less than 110% of the fair market value of the common stock subject to the option on the date of grant, and the exercise price for a nonstatutory stock option granted to any person on a date on which the common stock was a listed security could not be less than 100% of the fair market value of the common stock subject to the option on the date of grant if the option was intended to qualify as performance-based compensation under Section 162(m) of the IRC, except in each case, in connection with a merger or other corporate transaction. We have not granted options with exercise prices less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2005 plan vest at the rate specified in the option agreement.

The term of stock options granted under the 2005 plan do not exceed 10 years. Unless the terms of an optionholder’s stock option agreement provides for earlier or later termination, if an optionholder’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options up for to six months, or 12 months in the event of death, after the date the service relationship ends, unless the terms of the stock option agreement provide for earlier termination. If an optionholder’s service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionholder may exercise any vested options for up to 30 days after the date the service relationship ends, unless the terms of the stock option agreement provide for a longer or shorter period to exercise the option. If an optionholder’s service relationship with us, or any affiliate of ours, ceases with us for cause, the option will terminate at the time the optionholder’s relationship with us ceases. In no event may an option be exercised after its expiration date.

Acceptable forms of consideration for the purchase of our common stock under the 2005 plan include cash, check, delivery of a promissory note, cancellation of indebtedness, shares of stock which have been owned for more than six months, consideration paid through a same-day sale cashless brokered exercise program, or any combination of such consideration.

Generally, an optionholder may not transfer a stock option other than by will, the laws of descent and distribution or pursuant to a domestic relations order or by gift to the optionholder’s immediate family. An optionholder may, however, designate a beneficiary who may exercise the option following the optionholder’s death.

Limitations. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options.

Changes to Capitalization. In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split, stock dividend or other recapitalization, the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards must be appropriately adjusted by the plan administrator.

Corporate Transactions. Unless otherwise provided in the option agreement, in the event of certain corporate transactions, any or all outstanding stock awards under the 2005 plan must be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such awards, such stock awards will be terminated. In the event of our dissolution or liquidation, all outstanding stock awards under the 2005 plan will terminate immediately prior to such event.

Plan Amendments. Our board of directors has the authority to amend, alter, suspend or discontinue the 2005 plan. However, no amendment or termination of the plan may adversely affect any rights under awards already granted to a participant without the affected participant’s consent. We will obtain stockholder approval of any amendment to the 2005 plan as required by applicable law. The 2005 plan will expire in October 2015 unless sooner terminated by our board of directors.

2011 Equity Incentive Plan

Our board of directors adopted the 2011 plan in July 2010 and approved the final share reserve and evergreen provisions under the 2011 plan in March 2011, and our stockholders approved the 2011 plan in June 2011. The 2011 plan became effective immediately upon the signing of the underwriting agreement related to our initial public offering. The 2011 plan will terminate in 2021, unless sooner terminated by our board of directors. The purpose of the 2011 plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2011 plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the IRC.

Stock Awards. The 2011 plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards and other forms of equity compensation, or collectively, stock awards. In addition, the 2011 plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees, subject to certain limitation described below. All other awards may be granted to employees, including officers, as well as directors and consultants.

The principal features of the 2011 plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2011 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2011 plan was 3,366,228 shares, which number is the sum of (1) the number of shares reserved for future issuance under the 2005 plan at the time the 2011 plan became effective, (2) an additional number of shares, up to 1,317,534, that were subject to outstanding stock awards granted under the 2005 plan that expire or terminate for any reason prior to their exercise or settlement and would otherwise return to the 2005 Plan reserve and (3) an additional 1,600,673 new shares. In addition, the number of shares of our common stock reserved for issuance under the 2011 plan will automatically increase on January 1 of each year, starting on January 1, 2012 and continuing through January 1, 2021, by the least of (a) 5% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b) 1,474,304 shares, or (c) such lesser number of shares of common stock as determined by our board of directors. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2011 plan was initially 2,106,149 shares plus the number of shares that are added to the 2011 plan share reserve pursuant to annual evergreen increases or pursuant to outstanding 2005 plan awards that expire or terminate prior to exercise or settlement. On January 1, 2012, 672,500 shares were added to the 2011 plan reserve. As of the date hereof, no shares of our common stock have been issued pursuant to options granted under the 2011 plan.

No person may be granted stock awards covering more than 1,053,074 shares of our common stock under the 2011 plan during any calendar year pursuant to stock options or stock appreciation rights. In addition, no person may be granted a performance stock award covering more than 631,844 shares or a performance cash award covering more than $3,000,000 in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the IRC.

If a stock award granted under the 2011 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2011 plan. In addition, the following types of shares under the 2011 plan may become available for the grant of new stock awards under the 2011 plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of an option.

Administration. Our board of directors has delegated its authority to administer the 2011 plan to our compensation committee. The compensation committee is required to consist of two or more “outside directors” within the meaning of Section 162(m) of the IRC and/or two or more “non-employee directors” for the purposes of Rule 16b-3 under the Exchange Act. Subject to the terms of the 2011 plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration (if any) to be paid for restricted stock awards and the strike price of stock appreciation rights.

The plan administrator has the authority to reprice any outstanding stock award (by reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award or any other action that may be deemed a repricing under generally accepted accounting provisions) under the 2011 plan without the approval of our stockholders.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2011 plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2011 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2011 plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us is terminated for cause, then the option terminates immediately. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within the period (if any) specified in the award agreement following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its maximum term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionholder, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may, however, designate a beneficiary who may exercise the option following the optionholder’s death.

Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock comprising more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option or forfeiture restriction in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited or subject to repurchase upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2011 plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2011 plan, up to a maximum of 10 years. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2011 plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the IRC. To assure that the compensation attributable to performance-based awards will so qualify, our committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit number of shares that may be granted to a participant in any calendar year attributable to performance stock awards may not exceed 631,844 shares of common stock and the maximum value that may be granted to a participant in any calendar year attributable to performance cash awards may not exceed $3,000,000.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the 2011 plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares subject to options, stock appreciation rights and performance stock awards that can be granted in a calendar year, (d) the class and maximum number of shares that may be issued upon exercise of incentive stock options and (e) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Corporate Transactions. The 2011 plan provides that, in the event of a sale, lease or other disposition of all or substantially all of the assets of us or specified types of mergers or consolidations (each, a “corporate transaction”), any surviving or acquiring corporation shall either assume awards outstanding under the 2011 plan or substitute similar awards for those outstanding under the 2011 plan. If any surviving corporation declines to assume awards outstanding under the 2011 plan or to substitute similar awards, then, with respect to participants whose service with us has not terminated prior to the time of such corporate transaction, the vesting and the time during which such awards may be exercised will be accelerated in full, and all outstanding awards will terminate if the participant does not exercise such awards at or prior to the corporate transaction. With respect to any awards that are held by other participants that terminated service with us prior to the corporate transaction, the vesting and exercisability provisions of such awards will not be accelerated and such awards will terminate if not exercised prior to the corporate transaction.

Changes in Control. Our board of directors has the discretion to provide that a stock award under the 2011 plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2011 plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement.

For purposes of the 2011 plan, a change in control is the occurrence of one or more of the following events:

•	a transaction in which one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of our value or voting power;

•

a merger, consolidation or similar transaction involving us (directly or indirectly) in which our stockholders immediately before the transaction do not own at least 50% of the outstanding securities following such transaction;

•	our complete liquidation or dissolution;

•

a sale, lease, license or other disposition of all or substantially all of our assets, other than to an entity in which more than 50% of the voting power is owned by our stockholders in substantially the same proportions as their ownership of our voting securities immediately prior to such transaction; or

•	a majority of our board of directors is replaced by persons whose appointment or election is not endorsed by a majority of our board of directors.

Dissolution or Liquidation. In the event of our dissolution or liquidation, except as otherwise provided in the award agreement, all outstanding stock awards under the 2011 plan will terminate immediately prior to the completion of such dissolution or liquidation and shares of common stock subject to our repurchase rights or to a forfeiture condition may be repurchased or reacquired by us. Our board of directors may, however, in its sole discretion, cause some or all such stock awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture before the dissolution or liquidation is completed, but contingent upon its completion.

Plan Suspension, Termination. Our board of directors has the authority to suspend or terminate the 2011 plan at any time provided that such action does not impair the existing rights of any participant.

Securities laws and federal income taxes. The 2011 plan is designed to comply with various securities and federal tax laws as follows:

Securities laws. The 2011 plan is intended to conform to all provisions of the Securities Act of 1933, as amended, and Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2011 plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the IRC. Certain awards under the 2011 plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the IRC, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2011 plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

Section 162(m) of the IRC. In general, under Section 162(m) of the IRC, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the IRC) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2011 plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date.

We have attempted to structure the 2011 plan in such a manner that the compensation attributable to stock options, SARs and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

2011 Employee Stock Purchase Plan

Our board of directors adopted our 2011 employee stock purchase plan, or the 2011 purchase plan, in July 2010 and our stockholders approved the 2011 purchase plan in June 2011. The 2011 purchase plan became effective immediately upon the signing of the underwriting agreement related to our initial public offering. The purpose of the 2011 purchase plan is to assist us in retaining the services of new employees and securing the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success.

Share Reserve. Initially, the 2011 purchase plan authorized the issuance of 463,352 shares of our common stock pursuant to purchase rights granted to our employees or to employees of our subsidiaries. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2012 through January 1, 2021, by the least of (a) 4% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b) 1,053,074 shares, or (c) a number determined by our board of directors that is less than (a) or (b). The 2011 purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the IRC. On January 1, 2012, 100,000 shares were added to the 2011 purchase plan reserve. As of the date hereof, 17,772 shares of our common stock have been purchased under the 2011 purchase plan.

Administration. Our board of directors has delegated its authority to administer the 2011 purchase plan to our compensation committee. The 2011 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2011 purchase plan, we may specify offerings with durations of not more than

27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2011 purchase plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2011 purchase plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2011 purchase plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2011 purchase plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2011 purchase plan at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2011 purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to IRC Section 424(d).

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (a) the number of shares reserved under the 2011 purchase plan, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions. In the event of certain significant corporate transactions, including a sale of all our assets, the sale or disposition of 90% of our outstanding securities, or the consummation of a merger or consolidation where we do not survive the transaction, any then-outstanding rights to purchase our stock under the 2011 purchase plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments, Termination. Our board has the authority to amend or terminate the 2011 purchase plan at any time. If our board determines that the amendment or terminating of an offering is in our best interests and the best interests of our stockholders, then our board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, amend the 2011 purchase plan and the ongoing offering to refuse or eliminate detrimental account treatment or terminate any offering and refuse any money contributed back to the participants. We will obtain stockholder approval of any amendment to the 2011 purchase plan as required by applicable law.

401(k) Plan

We maintain a defined contribution employee retirement plan for our U.S. employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the IRC so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the

401(k) plan. The 401(k) plan provides that each participant may contribute up to 80% of his or her pre-tax compensation, up to a statutory limit, which is $17,000 for 2012. Participants who are at least 50 years old can also make “catch-up” contributions, which in 2012 may be up to an additional $5,500 above the statutory limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The 401(k) plan also permits us to make discretionary profit sharing contributions and discretionary matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary profit sharing or discretionary matching contributions to the plan on behalf of participating employees.

TRANSACTIONS WITH RELATED PERSONS

The following is a description of transactions since January 1, 2009 and certain transactions prior to that date to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5% of our capital stock, including any of their immediate family members, and any entity owned or controlled by such persons, had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under “Executive Compensation.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Policies and Procedures for Transactions with Related Persons

We have adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration, approval and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A “related person” is any executive officer, director or nominee to become director, a holder of more than 5% of our common stock, including any immediate family members of such persons or any entity owned or controlled by such persons. Any related-person transaction may only be consummated if our audit committee has approved or ratified the transaction in accordance with the policy guidelines set forth below.

The policy imposes an affirmative duty upon each director and executive officer to identify, and we will request that significant stockholders identify, any transaction involving them, their affiliates or family members that may be considered a related-party transaction before such person engages in the transaction. Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. In considering related-person transactions, our audit committee takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval process. Before the recent adoption of our Related-Person Transactions Policy, we did not have a formal policy concerning transactions with related persons.

Director Independence

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, including any director that served on our board of directors in 2011. Based on this review, our board has determined that, with the exception of Mr. Walbert, all of our current directors and ex-directors that served on our board during 2011 are and were, as applicable, “independent directors” as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

The following current directors and ex-directors are affiliated with our principal stockholders as indicated in the table below:

Director	Principal Stockholder
Jeffrey Bird, M.D., Ph.D.	Sutter Hill Ventures, a California Limited Partnership
Louis C. Bock	Scale Venture Partners II, L.P.
Jean-François Formela, M.D.	Atlas Venture Fund VI, L.P.
Jeff Himawan, Ph.D.	Essex Woodlands Health Ventures Fund VII, L.P.
Peter Johann, Ph.D.	NGN Biomed Opportunity I, L.P.

Recapitalization and Nitec Acquisition

In April 2010, we acquired Nitec (now Horizon Pharma AG). In connection with the acquisition, we effected a recapitalization pursuant to which the outstanding shares of Horizon Therapeutics, Inc. (now Horizon Pharma USA, Inc.) were converted into shares of Horizon Pharma, Inc. and Horizon Therapeutics, Inc. became a wholly-owned subsidiary of Horizon Pharma, Inc. We refer to this transaction as the recapitalization. We issued an aggregate of 633,144 shares of our common stock and an aggregate of 11,239,887 shares of our Series A preferred stock to the stockholders of Horizon Pharma USA in connection with the recapitalization. Additionally, we assumed 600,728 outstanding options of Horizon Pharma USA which became exercisable for shares of our common stock, and warrants to purchase shares of preferred stock of Horizon Pharma USA which became exercisable for shares of our Series A preferred stock.

To effect the acquisition of Nitec and concurrently with the recapitalization, we entered into a Share Exchange Agreement with Nitec, Horizon Pharma USA, Horizon MergerSub, Inc., the shareholders of Nitec and their representative and certain stockholders of Horizon Pharma USA and their representative. Pursuant to the Share Exchange Agreement, we acquired all of the capital stock of Nitec in exchange for newly-issued shares of our capital stock and Nitec became our wholly-owned subsidiary. We refer to this transaction as the Nitec acquisition. We issued an aggregate of 857,400 shares of our common stock and 11,211,413 shares of our Series A preferred stock to the stockholders of Nitec in connection with the Nitec acquisition. Additionally, the outstanding options to purchase shares of Nitec were cancelled in connection with the Nitec acquisition and exchanged for options to purchase an aggregate of 328,074 shares of our common stock. Upon completion of our initial public offering, the shares issued pursuant to the recapitalization and Nitec acquisition represent approximately 10,947,674 shares of our common stock.

The participants in the recapitalization and Nitec acquisition included the following directors, executive officers and then holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of options and shares issued to these related parties in the recapitalization and Nitec acquisition. Each share of preferred stock identified in the table below converted into 0.4 shares of our common stock upon completion of our initial public offering.

Participants(1)	Options to Purchase Common Stock	Common Stock	Series A Preferred Stock	Series A Warrants
5% or Greater Stockholders
Atlas Venture Fund VI, L.P.(2)		326,524	3,745,741
Essex Woodlands Health Ventures Fund VII, L.P.			3,398,303	144,439
Scale Venture Partners II, L.P.			3,252,547	147,586
NGN Biomed Opportunity I, L.P.(3)		123,287	2,274,014
Sutter Hill Ventures, a California Limited Partnership			1,423,377	63,407
The Global Life Science Ventures Fund II Limited Partnership(4)		143,861	1,738,013
FHVF, L.P.(5)		215,213	1,475,103	104,939
TVM Life Science Ventures VI, L.P.(6)		67,246	1,240,361
Executive Officers and Directors
Timothy P. Walbert	250,638
Robert J. De Vaere	93,989
Jeffrey W. Sherman, M.D., FACP	93,989
Jeffrey Bird, M.D., Ph. D.(7)			53,916	2,435

(1)	Additional detail regarding these stockholders and their equity holdings is provided in the section entitled “Security Ownership of Certain Beneficial Owners and Management” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference. The following directors, executive officers and then holders of more than 5% of our capital stock or entities affiliated with them received options or shares pursuant to the recapitalization: (a) Essex Woodlands Health Ventures Fund VII, L.P., (b) Scale Venture Partners II, L.P., (c) Sutter Hill Ventures, a California Limited Partnership, (d) FHVF, L.P., (e) Timothy P. Walbert, (f) Robert J. De Vaere, (g) Jeffrey W. Sherman, M.D., FACP and (h) Jeffrey Bird, M.D., Ph. D. The following then holders of more than 5% of our capital stock received shares pursuant to the Nitec acquisition: (a) Atlas Venture Fund VI, L.P., (b) NGN Biomed Opportunity I, L.P., (c) The Global Life Science Ventures Fund II Limited Partnership and (d) TVM Life Science Ventures VI, L.P.
(2)	Represents shares held by Atlas Venture Fund VI, L.P., Atlas Venture Fund VI GmbH & Co. KG and Atlas Venture Entrepreneurs’ Fund VI, L.P.
(3)	Represents shares held by NGN Biomed Opportunity I, L.P. and NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG.
(4)	Represents shares held by The Global Life Science Ventures Fund II Limited Partnership and The Global Life Science Ventures Funds II GmbH & Co. KG.
(5)	Represents shares and warrants held by FHVF, L.P., FOHV, L.P., PHCV Grantor Trust, PHCV Horizon Ser A Grantor Trust, PHCV Horizon Ser B Grantor Trust and PHCV Horizon Ser C Grantor Trust.
(6)	Represents shares held by TVM Life Science Ventures VI, L.P. and TVM Life Science Ventures VI GmbH & Co. KG.
(7)	Represents shares held by Jeffrey W. Bird and Christina R. Bird Trust dated October 31, 2000, of which Dr. Bird is a trustee.

Preferred Stock Financings Prior to the Recapitalization and Nitec Acquisition

In October 2005, our wholly-owned subsidiary, Horizon Pharma USA, entered into a Series A Preferred Stock Purchase Agreement pursuant to which it issued and sold to investors an aggregate of 1,192,118 shares of Series

A preferred stock at a purchase price of $5.075 per share, for net proceeds of approximately $6.0 million. Of these 1,192,118 shares of Series A preferred stock, 246,305 shares were converted into Special preferred stock of Horizon Pharma USA in connection with Horizon Pharma USA’s Series D preferred stock financing that occurred in December 2009, or the Series D financing. The remaining 945,813 shares of Series A preferred stock were converted into an equal number of shares of our Series A preferred stock in connection with the recapitalization. All of the 246,305 shares of Special preferred stock were converted into an equal number of shares of our common stock in connection with the recapitalization.

In November 2006, Horizon Pharma USA entered into a Series B Preferred Stock Purchase Agreement pursuant to which it issued and sold to investors an aggregate of 1,482,213 shares of Series B preferred stock at a purchase price of $10.12 per share, for net proceeds of approximately $14.9 million. Of these 1,482,213 shares of Series B preferred stock, 247,035 shares were converted into Special preferred stock of Horizon Pharma USA in connection with the Series D financing. The remaining 1,235,178 shares of Series B preferred stock were converted into 1,525,122 shares of our Series A preferred stock in connection with the recapitalization. All of the 247,035 shares of Special preferred stock were converted into an equal number of shares of our common stock in connection with the recapitalization.

In July 2007, Horizon Pharma USA entered into a Series C Preferred Stock Purchase Agreement pursuant to which it issued and sold to investors an aggregate of 2,109,706 shares of Series C preferred stock at a purchase price of $14.22 per share, for net proceeds of approximately $29.9 million. Of these 2,109,706 shares of Series C preferred stock, 17,580 shares were converted into Special preferred stock of Horizon Pharma USA in connection with the Series D financing. The remaining 2,092,126 shares of Series C preferred stock were converted into 2,782,448 shares of our Series A preferred stock in connection with the recapitalization. All of the 17,580 shares of Special preferred stock were converted into an equal number of shares of our common stock in connection with the recapitalization.

Between October 2008 and October 2009, Horizon Pharma USA sold $17.0 million in aggregate principal amount of convertible promissory notes, or the bridge notes, and issued warrants, or the bridge warrants, exercisable for shares of Horizon Pharma USA’s capital stock to investors in four closings. The bridge notes accrued interest at 8% per year and were convertible into shares of Horizon Pharma USA’s preferred stock in the event Horizon Pharma USA completed a preferred stock financing of at least $25.0 million, in the event of the sale of Horizon Pharma USA or in certain other circumstances. The bridge warrants were exercisable for a number of shares of capital stock of Horizon Pharma USA determined based on the number and type of shares into which the bridge notes were to be converted. In connection with the Series D financing, the bridge notes converted into an aggregate of 3,440,463 shares of Series D preferred stock of Horizon Pharma USA and the bridge warrants became exercisable for an aggregate of 490,290 shares of Series D preferred stock of Horizon Pharma USA.

In December 2009, Horizon Pharma USA entered into a Series D Preferred Stock Purchase Agreement pursuant to which it issued and sold to investors, in a series of closings between December 2009 and January 2010, an aggregate of 4,978,674 shares of Series D preferred stock at a purchase price of $5.201 per share, for net proceeds of approximately $25.8 million, $17.9 million of which was received in the form of cancellation of principal and accrued interest under the bridge notes. Of these 4,978,674 shares of Series D preferred stock issued, 3,440,463 shares were issued pursuant to the conversion of the bridge notes. In connection with the recapitalization, all of the 4,978,674 shares of Series D preferred stock were converted into an equal number of shares of our Series A preferred stock.

The participants in these preferred stock and note and warrant financings included the following then holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in these financings. All shares of preferred stock and warrants to purchase shares of preferred stock reflected in the table below were subsequently converted into shares of our Series A preferred stock or warrants to purchase shares of Series A preferred stock, as applicable, in connection with the recapitalization and are described in the table included under the heading “Recapitalization and Nitec Acquisition” above.

Participants(1)	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock	Special Preferred Stock	Series D Warrants
5% or Greater Stockholders
Essex Woodlands Health Ventures Fund VII, L.P.			1,406,470	1,527,746		144,439
Scale Venture Partners II, L.P.	492,611	592,885	351,618	1,560,233		147,586
Sutter Hill Ventures, a California Limited Partnership	126,599	253,756	235,605	670,108		63,407
FHVF, L.P.(2)	246,306	247,036	17,582	900,389	510,920	104,939

(1)	Additional detail regarding these stockholders and directors affiliated with these stockholders and their equity holdings is provided in the section entitled “Security Ownership of Certain Beneficial Owners and Management” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference.
(2)	Represents shares and warrants held by FHVF, L.P., FOHV, L.P., PHCV Grantor Trust, PHCV Horizon Ser A Grantor Trust, PHCV Horizon Ser B Grantor Trust and PHCV Horizon Ser C Grantor Trust. Share numbers reflect conversion of 246,305 shares of Series A preferred stock, 247,035 shares of Series B preferred stock and 17,580 shares of Series C preferred stock into 510,920 shares of Special preferred stock in connection with the Series D financing.

In connection with Horizon Pharma USA’s various preferred stock and note and warrant financings, Horizon Pharma USA entered into amended and restated investor rights, voting and right of first refusal and co-sale agreements containing voting rights, information rights, rights of first refusal and registration rights, among other things, with the holders of its preferred stock and certain holders of its common stock. These stockholder agreements were terminated in connection with the recapitalization and Nitec acquisition.

Preferred Stock Financings Concurrently with or Following the Recapitalization and Nitec Acquisition

In April 2010, and concurrently with the recapitalization and Nitec acquisition, we entered into a Series B Preferred Stock and Subordinated Convertible Note Purchase Agreement pursuant to which we issued and sold to investors, in a first closing, an aggregate of 2,510,040 shares of our Series B preferred stock at a purchase price of $7.968 per share, for aggregate consideration of approximately $20.0 million. Additional detail regarding the notes issued under the Series B Preferred Stock and Subordinated Convertible Note Purchase Agreement is provided in the sections entitled “2010 Convertible Note Financing” and “2011 Convertible Note Financing” below.

The participants in this financing included the following then holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in the Series B preferred stock financing (each share of Series B preferred stock in the table below will convert into one share of our common stock upon completion of this offering):

Participants(1)	Series B Preferred Stock
5% or Greater Stockholders
Atlas Venture Fund VI, L.P.(2)	426,707
Essex Woodlands Health Ventures Fund VII, L.P.	425,699
Scale Venture Partners II, LP	407,440
NGN Biomed Opportunity I, L.P.(3)	251,004
Sutter Hill Ventures, L.P. a California Limited Partnership	177,760
The Global Life Science Ventures Fund II Limited Partnership(4)	163,153
FHVF, L.P.(5)	184,783
TVM Life Science Ventures VI, L.P.(6)	225,904

(1)	Additional detail regarding these stockholders and directors affiliated with these stockholders and their equity holdings is provided in the section entitled “Security Ownership of Certain Beneficial Owners and Management” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference.
(2)	Represents shares held by Atlas Venture Fund VI, L.P., Atlas Venture Fund VI GmbH & Co. KG and Atlas Venture Entrepreneurs’ Fund VI, L.P.
(3)	Represents shares held by NGN Biomed Opportunity I, L.P. and NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG.
(4)	Represents shares held by The Global Life Science Ventures Fund II Limited Partnership and The Global Life Science Ventures Funds II GmbH & Co. KG.
(5)	Represents shares held by FHVF, L.P., FOHV, L.P., PHCV Grantor Trust, PHCV Horizon Ser A Grantor Trust, PHCV Horizon Ser B Grantor Trust and PHCV Horizon Ser C Grantor Trust.
(6)	Represents shares held by TVM Life Science Ventures VI, L.P. and TVM Life Science Ventures VI GmbH & Co. KG.

In connection with our Series B preferred stock financing, we entered into investor rights, voting and right of first refusal and co-sale agreements containing voting rights, information rights, rights of first refusal and registration rights, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements terminated upon the completion of our initial public offering, except for the registration rights granted under our amended and restated investor rights agreement, as amended, as more fully described below in “Description of Capital Stock—Registration Rights.”

2010 Convertible Note Financing

In July 2010, pursuant to the Series B Preferred Stock and Subordinated Convertible Note Purchase Agreement, we issued $10.0 million in aggregate principal amount of subordinated convertible promissory notes, or the 2010 notes, in a private placement to holders of our Series B preferred stock. The 2010 notes were subordinate to the indebtedness under a debt facility with Oxford Finance LLC and Silicon Valley Bank, or the Oxford facility, and other indebtedness we might have incurred to certain lenders and were convertible into equity securities upon the occurrence of certain events. The 2010 notes accrued interest at a rate of 10% per annum. The 2010 notes were converted into common stock in connection with our initial public offering.

Purchasers of our 2010 notes included the following then holders of more than 5% of our capital stock, or entities affiliated with them. The following table sets forth the principal amount of the 2010 notes purchased by such holders:

Participants(1)	Loan Amount
5% or Greater Stockholders
Atlas Venture Fund VI, L.P.(2)	$1,900,001
Essex Woodlands Health Ventures Fund VII, LP	$1,695,983
Scale Venture Partners II, LP	$1,623,241
NGN Biomed Opportunity I, L.P.(3)	$1,000,000
Sutter Hill Ventures, a California Limited Partnership	$709,709
The Global Life Science Ventures Fund II Limited Partnership(4)	$699,997
FHVF, L.P.(5)	$736,177
TVM Life Science Ventures VI, L.P.(6)	$599,998

(1)	Additional detail regarding these stockholders and directors affiliated with these stockholders and their equity holdings is provided in the section entitled “Security Ownership of Certain Beneficial Owners and Management” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference.
(2)	Represents convertible notes held by Atlas Venture Fund VI, L.P., Atlas Venture Fund VI GmbH & Co. KG and Atlas Venture Entrepreneurs’ Fund VI, L.P.
(3)	Represents convertible notes held by NGN Biomed Opportunity I, L.P. and NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG.
(4)	Represents convertible notes held by The Global Life Science Ventures Fund II Limited Partnership and The Global Life Science Ventures Funds II GmbH & Co. KG.
(5)	Represents convertible notes held by FHVF, L.P., FOHV, L.P., PHCV Grantor Trust, PHCV Horizon Ser A Grantor Trust, PHCV Horizon Ser B Grantor Trust and PHCV Horizon Ser C Grantor Trust.
(6)	Represents convertible notes held by TVM Life Science Ventures VI, L.P. and TVM Life Science Ventures VI GmbH & Co. KG.

2011 Convertible Note Financings

In January 2011, pursuant to an amendment to the Series B Preferred Stock and Subordinated Convertible Note Purchase Agreement, we issued $5.0 million in aggregate principal amount of subordinated convertible promissory notes, or the January 2011 notes, in a private placement to holders of our Series B preferred stock. Additionally, in April 2011, pursuant to an amendment to the Series B Preferred Stock and Subordinated Convertible Note Purchase Agreement, we issued $1.7 million in aggregate principal amount of subordinated promissory notes, or the April 2011 notes, in a private placement to holders of our Series B preferred stock. The January 2011 notes and April 2011 notes were subordinated to the indebtedness under the Oxford facility and other indebtedness we might have incurred to certain lenders and were convertible into equity securities upon the occurrence of certain events. The January 2011 notes and April 2011 notes accrued interest at a rate of 10% per annum. The January 2011 notes and April 2011were converted into common stock in connection with our initial public offering.

Purchasers of our January 2011 notes and April 2011 notes included the following then holders of more than 5% of our capital stock, or entities affiliated with them. The following table sets forth the principal amount of the January 2011 notes and April 2011 notes purchased by such holders:

	January 2011 Notes	April 2011 Notes
Participants(1)	Loan Amount	Loan Amount
5% or Greater Stockholders
Atlas Venture Fund VI, L.P.(2)	$1,100,001	$380,000
Essex Woodlands Health Ventures Fund VII, LP	$981,885	$339,197
Scale Venture Partners II, LP	$939,771	$324,648
NGN Biomed Opportunity I, L.P.(3)	$578,947	$200,000
Sutter Hill Ventures, a California Limited Partnership	$410,765	$141,901
The Global Life Science Ventures Fund II Limited Partnership(4)	$384,973	$122,668
TVM Life Science Ventures VI, L.P.(5)	$329,999	$26,036

(1)	Additional detail regarding these stockholders and directors affiliated with these stockholders and their equity holdings is provided in the section entitled “Security Ownership of Certain Beneficial Owners and Management” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference.
(2)	Represents convertible notes held by Atlas Venture Fund VI, L.P., Atlas Venture Fund VI GmbH & Co. KG and Atlas Venture Entrepreneurs’ Fund VI, L.P.
(3)	Represents convertible notes held by NGN Biomed Opportunity I, L.P. and NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG.
(4)	Represents convertible notes held by The Global Life Science Ventures Fund II Limited Partnership and The Global Life Science Ventures Funds II GmbH & Co. KG.
(5)	Represents convertible notes held by TVM Life Science Ventures VI, L.P. and TVM Life Science Ventures VI GmbH & Co. KG.

Participation in our Initial Public Offering

In August 2011, we completed our initial public offering involving investments by certain then current stockholders known by us to beneficially own, together with their affiliates, more than 5% of our common stock. The following table provides information regarding the number of shares of common stock purchased in our initial public offering by these stockholders and related proceeds:

Participants(1)	Shares Purchased	Proceeds
5% or Greater Stockholders
Atlas Venture Fund VI, L.P.(2)	369,814	$3,328,326
Essex Woodlands Health Ventures Fund VII, LP	330,104	$2,970,936
Scale Venture Partners II, LP	315,946	$2,843,514
NGN Biomed Opportunity I, L.P.(3)	194,639	$1,751,751
Sutter Hill Ventures, a California Limited Partnership	138,097	$1,242,873
The Global Life Science Ventures Fund II Limited Partnership(4)	80,000	$720,000
TVM Life Science Ventures VI, L.P.(5)	156,162	$1,405,458

(1)	Additional detail regarding these stockholders and directors affiliated with these stockholders and their equity holdings is provided in the section entitled “Security Ownership of Certain Beneficial Owners and Management” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference.

(2)	Represents shares purchased by Atlas Venture Fund VI, L.P., Atlas Venture Fund VI GmbH & Co. KG and Atlas Venture Entrepreneurs’ Fund VI, L.P.
(3)	Represents shares purchased by NGN Biomed Opportunity I, L.P. and NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG.
(4)	Represents shares purchased by The Global Life Science Ventures Fund II Limited Partnership and The Global Life Science Ventures Funds II GmbH & Co. KG.
(5)	Represents shares purchased by TVM Life Science Ventures VI, L.P. and TVM Life Science Ventures VI GmbH & Co. KG.

March 2012 Private Placement

In March 2012, we closed our PIPE financing with a select group of institutional and accredited investors. Upon the closing of the PIPE financing, we received gross proceeds of approximately $50.8 million resulting from the sale of 14,033,829 units at a price of $3.62125 per unit. Each unit consisted of one share of the Company’s common stock and a warrant to purchase 0.25 shares of our common stock at an exercise price of $4.308 per share.

Purchasers in the PIPE financing included the following holders of more than 5% of our capital stock, or entities affiliated with them. The following table sets forth the proceeds received, units purchased and warrants issued to such holder in the PIPE financing:

Participants(1)	Proceeds	Common Stock	Warrants
5% or Greater Stockholders
Atlas Venture Fund VI, L.P.(2)	$2,999,999	828,443	207,110
Essex Woodlands Health Ventures Fund VII, LP	$9,999,999	2,761,477	690,369
NGN Biomed Opportunity I, L.P.(3)	$1,000,001	276,148	69,037
Sutter Hill Ventures, a California Limited Partnership	$2,338,676	645,820	161,455

(1)	Additional detail regarding these stockholders and directors affiliated with these stockholders and their equity holdings is provided in the section entitled “Selling Security Holders” and in the section entitled “Security Ownership of Certain Beneficial Owners and Management” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference.
(2)	Represents shares purchased by Atlas Venture Fund VI, L.P., Atlas Venture Fund VI GmbH & Co. KG and Atlas Venture Entrepreneurs’ Fund VI, L.P.
(3)	Represents shares purchased by NGN Biomed Opportunity I, L.P. and NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG.

Employment Agreements and Change of Control Arrangements

We have entered into employment arrangements with our executive officers, as more fully described in the section entitled “Executive Compensation” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference.

Consulting Agreements

We have entered into consulting agreements with George Tidmarsh and Barry Golombik, both of whom previously served as directors of Horizon Pharma USA and currently hold shares of our common stock.

Dr. Tidmarsh received a monthly consulting fee of $33,000 per month pursuant to the terms of his consulting agreement which expired on September 30, 2011. The consulting agreement also provided for the payment of at least $300,000 upon achievement of two performance milestones (neither of which were achieved) or, in the event either or both milestones are not achieved, a discretionary milestone payment at the sole discretion of our Chief Executive Officer. Such discretionary milestone payment was not made.

Mr. Golombik was receiving a monthly consulting fee of $24,500 per month, which was reduced to $20,000 per month beginning on November 1, 2011, pursuant to the terms of his consulting agreement which expires on September 30, 2012 unless extended by us and Mr. Golombik. Mr. Golombik’s current consulting agreement superseded a prior consulting agreement entered into with us dated October 18, 2005, as amended. The consulting agreement also provides for the payment of at least $200,000 upon achievement of two performance milestones (neither of which were achieved) or, in the event either or both milestones are not achieved, a discretionary milestone payment at the sole discretion of our Chief Executive Officer. In August 2011, a $50,000 discretionary milestone payment was made to Mr. Golombik.

Stock Options and Stock Awards Granted to Executive Officers and Directors

We have granted stock options and stock awards to our executive officers and directors, as more fully described in the section entitled “Executive Compensation” appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference.

Indemnification of Officers and Directors

Our restated certificate of incorporation and our bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

PRINCIPAL STOCKHOLDERS

Please see Item 12 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference, for a discussion of our principal stockholders.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which were filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2011.

Common Stock

Outstanding Shares. On March 15, 2012, there were 33,703,370 shares of common stock outstanding, held of record by approximately 130 stockholders.

As of March 15, 2012, there were 1,278,426 shares of common stock subject to outstanding options under our 2005 plan, 2,056,179 shares of common stock subject to outstanding options under our 2011 plan and 7,120,887 shares of common stock subject to outstanding warrants.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable. All of our outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as our board of directors determines. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We currently have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Warrants

As of March 15, 2012, warrants exercisable for an aggregate of up to 7,120,887 shares of our common stock were outstanding. Such warrants will expire between October 2015 and June 2021 and include warrants to purchase 3,277,191 shares of common stock that were issued in a debt financing transaction that closed on February 22, 2012 and warrants to purchase 3,508,448 shares of common stock that were issued in a private placement transaction that closed on March 2, 2012. Each of these warrants, except for two warrants issued to Comerica Bank, has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reclassifications and consolidations. In November 2011 and March 2012, Kreos Capital III (UK) Limited, net exercised 81,633 warrants resulting in the purchase of 81,348 shares of common stock and 42,122 warrants resulting in the purchase of 41,797 shares of common stock, respectively.

Registration Rights

Investor Rights Agreement, as amended

According to the terms of our investor rights agreement entered into in April 2010, as amended in February 2012, certain investors are entitled to demand, “piggyback” and Form S-3 registration rights. In addition, Oxford Finance LLC, Silicon Valley Bank, and all holders of the bridge warrants, or their transferees, have Form S-3 registration rights and “piggyback” registration rights as described below, with respect to an aggregate of 309,059 shares of common stock issuable upon exercise of their warrants.

Demand Registration Rights. At any time, the holders of at least 30% of the shares having demand registration rights have the right to make up to two demands that we file a registration statement to register all or a portion of their shares so long as the aggregate number of shares requested to be sold under such registration statement is at least $10 million, subject to specified exceptions, conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, holders of registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of shares to be sold under the registration statement on Form S-3 is at least $1 million, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights. If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement, except this offering with respect to which the holders have waived any and all rights to have their shares included.

Expenses of Registration. Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights. The demand, piggyback and Form S-3 registration rights discussed above will terminate upon the earlier of (1) five years following the closing of our initial public offering or (2) with respect to any holder of less than 1% of our capital stock entitled to these registration rights, on the date when such holder is able to sell all of its registrable common stock in a single three-month period under Rule 144 of the Securities Act of 1933, as amended.

Registration Rights with Respect to March 2012 Private Placement

In connection with a private placement of units consisting of common stock, or Shares, and warrants, or Warrants, that closed on March 2, 2012, we entered into a securities purchase agreement, or Securities Purchase Agreement, with the investors in the private placement and the holders of common stock warrants previously issued on February 22, 2012 in connection with the Senior Secured Loan, or Prior Warrants. Under the terms of the Securities Purchase Agreement, we have agreed to file, within 45 days after the closing of the private placement, a registration statement with the Securities and Exchange Commission, or SEC, to register for resale the Shares and the shares of common stock issuable upon the exercise of both the Warrants and the Prior Warrants, which registration statement is required under the Securities Purchase Agreement to become effective no later than 90 days following the closing (or 120 days following the closing if the SEC reviews or has written comments to the registration statement). We will be required to pay liquidated damages of 1.5% of the purchase price of the Shares, the Warrants and the Prior Warrants per month (up to a cap of 10%) if we do not meet certain obligations with respect to the registration statement.

Delaware Anti-Takeover Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of the Delaware General Corporation Law which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of potentially discouraging a proposal to acquire us.

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Bylaws. Among other things, our amended and restated certificate of incorporation and bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change of control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election); and

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

The provisions of the Delaware General Corporation Law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Listing on The NASDAQ Global Market

Our shares of common stock are listed on The NASDAQ Global Market under the symbol “HZNP.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare. The transfer agent and registrar’s address is 480 Washington Boulevard, Jersey City, New Jersey, 07310.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California.

EXPERTS

The consolidated financial statements of Horizon Pharma, Inc. (formerly Horizon Therapeutics, Inc.) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Item 15, Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 520 Lake Cook Road, Suite 520, Deerfield, Illinois 60015, (224) 383-3000.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference the documents listed below.

The following documents filed with the SEC are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2011 (other than information furnished rather than filed), filed with the SEC on March 23, 2012; and

•

our Current Reports on Form 8-K, filed with the SEC on February 9, 2012, February 14, 2012, February 17, 2012, February 22, 2012, March 1, 2012, March 8, 2012, March 8, 2012, March 23, 2012 and March 28, 2012.

You may access our Annual Report on Form 10-K and Current Reports on Form 8-K and any amendments to any of these reports, free of charge on the SEC’s website. You may also access the documents incorporated by reference on our website at www.horizonpharma.com. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus. In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to us at: 520 Lake Cook Road, Suite 520, Deerfield, Illinois 60015, (224) 383-3000.

HORIZON PHARMA, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Please see Item 15 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 23, 2012, which is incorporated herein by reference, for our consolidated financial statements.

20,819,468 Shares of Common Stock

Prospectus

May 2, 2012